# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: United Homes Group, Inc., CIK 0001830188
CUSIP: 91060H108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 917 Chapin Road, Chapin, South Carolina (SC), 29036
Date of event which requires filing of this statement: 03/25/2026
Amends the filing with accession number 0001104659-23-058443
Filed by CIK 0001967990
Persons authorized to receive notices and communications: Michael P. Nieri, 917 Chapin Road, Chapin, South Carolina (SC), 29036, 844-766-4663

## Reporting persons
- Michael P. Nieri (CIK 0001967990): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 19,509,998; shared voting power 21,676,047; sole dispositive power 19,509,998; shared dispositive power 21,676,047; aggregate amount beneficially owned 41,186,045 (69.4% of the class)
  Comment: (1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
  
  (2) Note to Rows 7 and 9: Consists of (i) 18,321,933 shares of Class B common stock of the Issuer, par value $0.0001 per share (the "Class B Common Shares"), which are convertible on a 1:1 basis into shares of Class A common stock of the Issuer, par value $0.0001 per share (the "Class A Common Shares"), (ii) 538,065 Class A Common Shares that the Reporting Person may acquire pursuant to the exercise of stock options, and (iii) 650,000 Class A Common shares owned by the Reporting Person. Class B Common Shares are entitled to two votes per share, and Class A Common Shares are entitled to one vote per share.
  
  (3) Note to Row 8: Some of the shares reported in this Amendment No. 6 (this "Amendment No. 6") to the Schedule 13D filed with the SEC on May 10, 2023 (the "Initial Schedule 13D" and, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 10, 2023 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed with the SEC on February 26, 2024 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed with the SEC on June 11, 2024 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed with the SEC on December 13, 2024 ("Amendment No. 4"), and Amendment No. 5 to Schedule 13D filed with the SEC on May 27, 2024 ("Amendment No. 5"), the "Schedule 13D") as beneficially owned by Michael P. Nieri (including shares owned jointly by Michael Nieri and his spouse, Robyn Nieri), Robyn Nieri (including shares owned jointly by Robyn Nieri and her spouse, Michael Nieri), Pennington W. Nieri (including shares owned by White Rock Capital, LLC and Two Blue Stallions, LLC (together, the "LLCs"), of which in each case Pennington W. Nieri is the sole manager), Maigan Nieri Lincks (previously referred to in the Schedule 13D as Maigan Nieri, her maiden name), Patrick M. Nieri, the PWN Trust 2018 dated 7/17/2018 (the "PWN Trust"), the MEN Trust 2018 dated 7/17/2018 (the "MEN Trust"), and the PMN Trust 2018 dated 7/17/2018 (the "PMN Trust"; each of the PWN Trust, the MEN Trust, and the PMN Trust being a "Nieri Trust" and collectively the "Nieri Trusts"), were acquired as follows:
  
  (A) upon the closing of a business combination between Great Southern Homes, Inc. ("GSH") and DiamondHead Holdings Corp. ("DHHC"; such transaction with GSH, the "Business Combination") on March 30, 2023, pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. ("Merger Sub"), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the "Merger"), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the "Issuer"),
  
  (B) in separate transactions described in Item 3 of the Initial Schedule 13D,
  
  (C) in separate transactions described in Items 3 and 5 of Amendment No. 3,
  
  (D) in separate transactions described in Items 3 and 5 of Amendment No. 4, and
  
  (E) in separate transactions described in Items 3 and 5 of Amendment No. 5.
  
  The shares reported in this Amendment No. 6 as beneficially owned by the MPN Grandchildren's Trust 2023 dated September 12, 2023 (the "Nieri Grandchild Trust") were (i) gifted to the Nieri Grandchild Trust by Michael Nieri in separate transactions described in Item 3 of Amendment No. 1 and Item 3 of Amendment No. 2, and (ii) acquired by the Nieri Grandchild Trust in a separate transaction described in Items 3 and 5 of Amendment No. 3.
  
  Michael Nieri is the grantor of each Nieri Trust and the Nieri Grandchild Trust; is the father of the respective beneficiaries and trustees of each Nieri Trust; is the father of the sole manager and the respective beneficiaries and co-trustees of the trusts that are members of each of the LLCs; and is the grandfather of the beneficiaries of and the father of the trustee of the Nieri Grandchild Trust. Michael Nieri retains the power of substitution with respect to the assets held by each of the Nieri Trusts and the Nieri Grandchild Trust. Michael P. Nieri may be deemed to have or share beneficial ownership with respect to the shares held by the Nieri Trusts, the Nieri Grandchild Trust, and the LLCs; Mr. Nieri disclaims beneficial ownership of these shares.
  
  Pennington W. Nieri is the sole manager of the LLCs. Pennington W. Nieri and Maigan Nieri Lincks are the co-trustees of the PWN Trust. Maigan Nieri Lincks and Patrick M. Nieri are the co-trustees of the MEN Trust. Patrick M. Nieri and Pennington W. Nieri are the trustees of the PMN Trust. Pennington W. Nieri is the trustee of the Nieri Grandchild Trust. All of the Nieri Trusts and the Nieri Grandchild Trust are governed by trust agreements that authorize the trustees or trustee to vote and dispose of the Class A Common Shares held by the respective trust. Michael P. Nieri retains the power of substitution with respect to the assets held by each of the Nieri Trusts and the Nieri Grandchild Trust, pursuant to which Mr. Nieri may remove any or all of the shares held by a trust and replace them with property of equivalent value.
  
  (4) Note to Rows 8 and 10: Composed of (i) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust; (ii) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the MEN Trust; (iii) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust; (iv) 980,000 Class A Common Shares and 725,215 Class B Common Shares beneficially owned by the Nieri Grandchild Trust; (v) 621,328 Class A Common Shares jointly held by Michael P. Nieri and his spouse, Robyn Nieri; and (vi) 1,172,780 Class A Common Shares beneficially owned by the LLCs.
  
  (5) Note to Row 11: Composed of (i) 18,321,933 Class B Common Shares; (ii) 538,065 Class A Common Shares that the Reporting Person may acquire pursuant to the exercise of stock options; (iii) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust; (iv) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the MEN Trust; (v) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust; (vi) 980,000 Class A Common Shares and 725,215 Class B Common Shares beneficially owned by the Nieri Grandchild Trust; (vii) 621,328 Class A Common Shares jointly held by Michael P. Nieri and his spouse, Robyn Nieri; (viii) 1,172,780 Class A Common Shares beneficially owned by the LLCs, and (ix) 650,000 Class A Common Shares owned by the Reporting Person.
  
  (6) Note to Row 13: The aggregate percentage of Class A Common Shares reported as beneficially owned by the Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.
- PWN Trust 2018 dated 7/17/2018 (CIK 0001970728): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,058,908; shared voting power 0; sole dispositive power 6,058,908; shared dispositive power 0; aggregate amount beneficially owned 6,058,908 (21.8% of the class)
  Comment: (1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
  
  (2) Note to Rows 7 and 9: Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.
  
  (3) Note to Rows 7, 9, and 11: Consists of 83,332 Class A Common Shares and 5,975,576 Class B Common Shares.
  
  (4) Note to Rows 7, 9, and 11: The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 6 other than as described in the Reporting Person's cover page above and the corresponding Notes.
  
  (5) Note to Row 13: The aggregate percentage of Class A Common Shares reported as beneficially owned by the Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.
- MPN Grandchildren's Trust 2023 Dated September 12, 2023 (CIK 0002024696): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,705,215; shared voting power 0; sole dispositive power 1,705,215; shared dispositive power 0; aggregate amount beneficially owned 1,705,215 (7.6% of the class)
  Comment: (1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
  
  (2) Note to Rows 7 and 9: Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.
  
  (3) Note to Rows 7, 9, and 11: Consists of 980,000 Class A Common Shares and 725,215 Class B Common Shares beneficially owned by the Nieri Grandchild Trust.
  
  (4) Note to Rows 7, 9, and 11: The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 6 other than as described in the Reporting Person's cover page above and the corresponding Notes.
  
  (5) Note to Row 13: The aggregate percentage of Class A Common Shares reported as beneficially owned by the Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.
- Pennington W. Nieri (CIK 0001968245): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 15,202,026; shared voting power 0; sole dispositive power 15,202,026; shared dispositive power 0; aggregate amount beneficially owned 15,202,026 (44% of the class)
  Comment: (1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
  
  (2) Note to Rows 7 and 9: Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.
  
  (3) Note to Rows 7, 9, and 11: Consists of (i) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust, (ii) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PMN Trust, (iii) 980,000 Class A Common Shares and 725,215 Class B Common Shares beneficially owned by the Nieri Grandchild Trust, (iv) 206,215 Class A Common Shares owned by the Reporting Person, and (v) 1,172,780 Class A Common Shares beneficially owned by the LLCs, for which the Reporting Person serves as the sole manager.
  
  (4) Note to Rows 7, 9, and 11: The Reporting Person disclaims beneficial ownership of the shares reported in this Amendment No. 6 other than as described in the Reporting Person's cover page above and the corresponding Notes.
  
  (5) Note to Row 13: The aggregate percentage of Class A Common Shares reported as beneficially owned by the Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.
- MEN Trust 2018 dated 7/17/2018 (CIK 0001971262): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,058,908; shared voting power 0; sole dispositive power 6,058,908; shared dispositive power 0; aggregate amount beneficially owned 6,058,908 (21.8% of the class)
  Comment: (1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
  
  (2) Note to Rows 7 and 9: Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.
  
  (3) Note to Rows 7, 9, and 11: Consists of 83,332 Class A Common Shares and 5,975,576 Class B Common Shares.
  
  (4) Note to Rows 7, 9, and 11: The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 6 other than as described in the Reporting Person's cover page above and the corresponding Notes.
  
  (5) Note to Row 13: The aggregate percentage of Class A Common Shares reported as beneficially owned by the Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.
- Maigan Nieri Lincks (CIK 0001970908): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,173,791; shared voting power 0; sole dispositive power 12,173,791; shared dispositive power 0; aggregate amount beneficially owned 12,173,791 (36% of the class)
  Comment: (1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
  
  (2) Note to Rows 7 and 9: Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.
  
  (3) Note to Rows 7, 9, and 11: Consists of (i) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the MEN Trust, (ii) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust, (iii) 5,975 Class A Common Shares that the Reporting Person may acquire pursuant to the exercise of stock options, and (iv) 50,000 Class A Common Shares owned by the Reporting Person.
  
  (4) Note to Rows 7, 9, and 11: The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 6 other than as described in the Reporting Person's cover page above and the corresponding Notes.
  
  (5) Note to Row 13: The aggregate percentage of Class A Common Shares reported as beneficially owned by the Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.
- PMN Trust 2018 dated 7/17/2018 (CIK 0001970729): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,058,908; shared voting power 0; sole dispositive power 6,058,908; shared dispositive power 0; aggregate amount beneficially owned 6,058,908 (21.8% of the class)
  Comment: (1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
  
  (2) Note to Rows 7 and 9: Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.
  
  (3) Note to Rows 7, 9, and 11: Consists of 83,332 Class A Common Shares and 5,975,576 Class B Common Shares.
  
  (4) Note to Rows 7, 9, and 11: The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 6 other than as described in the Reporting Person's cover page above and the corresponding Notes.
  
  (5) Note to Row 13: The aggregate percentage of Class A Common Shares reported as beneficially owned by the Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.
- Patrick M. Nieri (CIK 0001970900): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,173,791; shared voting power 0; sole dispositive power 12,173,791; shared dispositive power 0; aggregate amount beneficially owned 12,173,791 (36% of the class)
  Comment: (1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
  
  (2) Note to Rows 7 and 9: Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.
  
  (3) Note to Rows 7, 9, and 11: Consists of (i) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PMN Trust, (ii) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the MEN Trust, (iii) 5,975 Class A Common Shares that the Reporting Person may acquire pursuant to the exercise of stock options, and (iv) 50,000 Class A Common Shares owned by the Reporting Person.
  
  (4) Note to Rows 7, 9, and 11: The Reporting Person disclaims beneficial ownership of the shares reported in this Amendment No. 6 other than as described in the Reporting Person's cover page above and the corresponding Notes.
  
  (5) Note to Row 13: The aggregate percentage of Class A Common Shares reported as beneficially owned by the Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.
- White Rock Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 579,318; shared voting power 0; sole dispositive power 579,318; shared dispositive power 0; aggregate amount beneficially owned 579,318 (2.7% of the class)
  Comment: (1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
  
  (2) Note to Rows 7, 9, and 11: The Reporting Person disclaims beneficial ownership of the shares reported in this Amendment No. 6 other than as described in the Reporting Person's cover page above and the corresponding Notes.
  
  (3) Note to Row 13: The aggregate percentage of Class A Common Shares reported as beneficially owned by the Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.
- Robyn Nieri (CIK 0002047763): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 500,000; shared voting power 621,328; sole dispositive power 500,000; shared dispositive power 621,328; aggregate amount beneficially owned 1,121,328 (5.1% of the class)
  Comment: (1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
  
  (2) Note to Rows 7, 8, 9, and 10: Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.
  
  (3) Note to Rows 8,10, and 11: Consists of 621,328 Class A Common Shares jointly held by the Reporting Person and her spouse, Michael P. Nieri.
  
  (4) Note to Row 11: The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 6 other than as described in the Reporting Person's cover page above and the corresponding Notes.
  
  (5) Note to Row 13: The aggregate percentage of Class A Common Shares reported as beneficially owned by the Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: United Homes Group, Inc.
Address of issuer's principal executive offices: 917 Chapin Road, Chapin, South Carolina (SC), 29036
Comment:
Explanatory Note

Defined terms used in this Amendment No.6 and not otherwise defined have the meanings given to them in the footnotes to the cover pages of this Amendment No. 6 and, if not defined in such footnotes, in the Schedule 13D.

This Amendment No. 6 is being filed on behalf of the Reporting Persons reflected in the cover pages of this Amendment No. 6 with respect to the Class A Common Shares of United Homes Group, Inc., a Delaware corporation (the Issuer).

This Amendment No. 6 is being filed to remove R. Shelton Twine as a Reporting Person due to his resignation as a co-Trustee of the Nieri Trusts and to reflect the appointment of replacement Co-Trustees for each of the Nieri Trusts. On March 25, 2026, Mr. Twine resigned as a co-Trustee of the Nieri Trusts and thus ceased to be a beneficial owner of more than 5% of the outstanding Class A Common Shares of the Issuer or any of the other securities owned by the other Reporting Persons, and is no longer a Reporting Person with respect to this joint filing. Also on March 25, 2026, Pennington W. Nieri was appointed as a co-Trustee of the PMN Trust, Maigan Nieri Lincks was appointed as a co-Trustee of the PWN Trust, and Patrick M. Nieri was appointed as a co-Trustee of the MEN Trust. Other than to reflect the foregoing and to update certain holdings of each of Michael P. Nieri, Maigan Nieri Lincks, and Patrick M. Nieri to reflect the vesting of options and Pennington W. Nieri to reflect the forfeiture of options and acquisition of shares, all disclosures set forth in the Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, are materially unchanged.

## Item 2. Identity and Background
Name of person filing: Pursuant to Section 240.13d-1(k) under the Exchange Act, this Schedule 13D is being filed jointly by Michael P. Nieri, the PWN Trust, the Nieri Grandchild Trust, Pennington W. Nieri, the MEN Trust, Maigan Nieri Lincks, the PMN Trust, Patrick M. Nieri, White Rock Capital, LLC, and Robyn Nieri (the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 917 Chapin Road, Chapin, South Carolina, 29036.
Present principal occupation or employment: The principal occupation of Michael P. Nieri is as Executive Chairman and Director of the Issuer. The Nieri Trusts and the Nieri Grandchild Trust exist for the benefit of their respective beneficiaries. The principal occupation of Pennington W. Nieri is Managing Principal of a civil engineering firm. The principal occupation of Maigan Nieri Lincks is marketing relations for a land development company affiliated with the Issuer. The principal occupation of Patrick M. Nieri is homebuilding for an independent home builder. Mrs. Nieri is retired.
Criminal convictions in the last five years: During the last five years preceding the date of this filing, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years preceding the date of this filing, no Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Michael P. Nieri, Pennington W. Nieri, Maigan Nieri Lincks, Patrick M. Nieri, and Robyn Nieri is a United States citizen. Each beneficiary and trustee of the Nieri Trusts and the Nieri Grandchild Trust is a United States citizen. White Rock Capital, LLC is owned by trusts established for the benefit of Pennington W. Nieri, Maigan Nieri Lincks, and Patrick M. Nieri.

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No. 6 is being filed to remove R. Shelton Twine as a Reporting Person due to his resignation as a co-Trustee of the Nieri Trusts and to reflect the appointment of replacement Co-Trustees for each of the Nieri Trusts. On March 25, 2026, Mr. Twine resigned as a co-Trustee of the Nieri Trusts and thus ceased to be a beneficial owner of more than 5% of the outstanding Class A Common Shares of the Issuer or any of the other securities owned by the other Reporting Persons, and is no longer a Reporting Person with respect to this joint filing. Also on March 25, 2026, Pennington W. Nieri was appointed as a co-Trustee of the PMN Trust, Maigan Nieri Lincks was appointed as a co-Trustee of the PWN Trust, and Patrick M. Nieri was appointed as a co-Trustee of the MEN Trust. Also, as announced by the Issuer on February 23, 2026, the Issuer has entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will merge with and into a wholly owned subsidiary of Stanley Martin Homes, LLC ("Parent"), upon completion of which the Issuer will survive as a wholly owned subsidiary of Parent (the "Merger"). On February 22, 2026, Michael P. Nieri and certain of his affiliates, including the Reporting Persons, who collectively hold approximately 80% of the total voting power of the outstanding shares of the Issuer's common stock, executed and delivered to the Issuer a written consent adopting the Merger Agreement and approving the transactions contemplated thereby, including the Merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference. The aggregate percentage of Class A Common Shares reported as beneficially owned by each Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.

The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act. Any such group that may be deemed to exist would beneficially own 42,455,327 Class A Common Shares representing 71.2% of the Class A Common Shares outstanding, assuming conversion or exercise of derivative securities beneficially owned by the group.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference. The aggregate percentage of Class A Common Shares reported as beneficially owned by each Reporting Person is based on the Issuer having 21,853,341 Class A Common Shares issued and outstanding as of March 10, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 13, 2026.

The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act. Any such group that may be deemed to exist would beneficially own 42,455,327 Class A Common Shares representing 71.2% of the Class A Common Shares outstanding, assuming conversion or exercise of derivative securities beneficially owned by the group.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Common Shares beneficially owned by the Reporting Persons, provided that the children of Pennington W. Nieri, Maigan Nieri Lincks and Patrick M. Nieri may receive distributions from the various trusts identified herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On March 25, 2026, as a result of his resignation as a co-Trustee of the Nieri Trusts, R. Shelton Twine ceased to beneficially own more than 5% of the Class A Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:
Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Amended and Restated Agreement of Joint Filing dated March 25, 2025, by and among the Reporting Persons

## Signatures
- Michael P. Nieri: /s/ Michael P. Nieri, Michael P. Nieri (03/25/2026)
- PWN Trust 2018 dated 7/17/2018: /s/ Pennington W. Nieri, Pennington W. Nieri, Co-Trustee (03/25/2026)
- PWN Trust 2018 dated 7/17/2018: /s/ Maigan Nieri Lincks, Maigan Nieri Lincks, Co-Trustee (03/25/2026)
- MPN Grandchildren's Trust 2023 Dated September 12, 2023: /s/ Pennington W. Nieri, Pennington W. Nieri, Trustee (03/25/2026)
- Pennington W. Nieri: /s/ Pennington W. Nieri, Pennington W. Nieri (03/25/2026)
- MEN Trust 2018 dated 7/17/2018: /s/ Maigan Nieri Lincks, Maigan Nieri Lincks, Co-Trustee (03/25/2026)
- MEN Trust 2018 dated 7/17/2018: /s/ Patrick M. Nieri, Patrick M. Nieri, Co-Trustee (03/25/2026)
- Maigan Nieri Lincks: /s/ Maigan Nieri Lincks, Maigan Nieri Lincks (03/25/2026)
- PMN Trust 2018 dated 7/17/2018: /s/ Patrick M. Nieri, Patrick M. Nieri, Co-Trustee (03/25/2026)
- PMN Trust 2018 dated 7/17/2018: /s/ Pennington W. Nieri, Pennington W. Nieri, Co-Trustee (03/25/2026)
- Patrick M. Nieri: /s/ Patrick M. Nieri, Patrick M. Nieri (03/25/2026)
- White Rock Capital, LLC: /s/ Pennington W. Nieri, Pennington W. Nieri, Manager (03/25/2026)
- Robyn Nieri: /s/ Robyn Nieri, Robyn Nieri (03/25/2026)